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                              May 18, 2023

       Rajiv Shukla
       Chief Executive Officer
       ALPHA HEALTHCARE ACQUISITION CORP III
       1177 Avenue of the Americas, 5th Floor
       New York, New York 10036

                                                        Re: ALPHA HEALTHCARE
ACQUISITION CORP III
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 5, 2023
                                                            File No. 333-269773

       Dear Rajiv Shukla:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Proposal 1: The Business Combination Proposal
       Interests of the Sponsor and ALPA's Directors and Officers in the Business Combination , page
       98

   1. We note your response to comment 6 and reissue the comment. We note that you now state on page 98 that
the Board noted that the interests of the Sponsor    has been materially
                                                        altered in the
following respects    and then you go on to discuss those alterations. Please
                                                        revise to clarify how
the Board considered the Sponsor   s interests and other conflicts of
                                                        interest in negotiating
and recommending the business combination.
 Rajiv Shukla
FirstName  LastNameRajivACQUISITION
                         Shukla
ALPHA HEALTHCARE                    CORP III
Comapany
May        NameALPHA HEALTHCARE ACQUISITION CORP III
     18, 2023
May 18,
Page 2 2023 Page 2
FirstName LastName
Equity Line of Credit (ELOC) Financing Agreement, page 115

2. We note that in May 2023, you entered into a Letter of Intent for a Common Stock
         Purchase Agreement with an Investor. Please revise your Background of the Business
         Combination section to disclose any discussions about the need to obtain additional financing for the combined company in connection with the Business Combination transaction or shortly thereafter, including the ELOC, and, as applicable, the negotiation/marketing processes. Please also revise your disclosure here to include all material terms of the ELOC, including any termination provisions for the investor.
         Finally, please file the ELOC Agreement, Letter of Intent as well as the Registration
         Rights Agreement as exhibits to the proxy/registration statement or advise.
Material U.S. Federal Income Tax Consequences , page 116

3. We note your response to comment 7 and we reissue the comment. We note your revised
         disclosure on page 120 stating    [e]xcept as otherwise noted, the
following discussion is
         based upon the Merger being a reorganization within the meaning of section 368(a) of the
         Code    and your statement that    [i]f the Merger qualifies as a
reorganization within the
         meaning of section 368(a) of the Code, a U.S. Holder will generally not recognize gain or
         loss for U.S. federal income tax purposes       Please revise your
prospectus disclosure to
         provide a firm conclusion regarding treatment of the transaction under
Section 368(a) and
         remove language stating that certain material tax consequences will
generally    apply. In
         addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., "If the
         Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code").
         To the extent the opinion is subject to uncertainty, counsel may provide a "should' or
         "more likely than not" opinion and explain why a "will" opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Sections III.B.2, III.C.3.
         and III.C.4 of Staff Legal Bulletin No. 19.
       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Laurie Burlingame, Esq.